Exhibit 1.1
Press Release of October 5, 2006
Deutsche Bank announces Phase 3 of its management agenda
     FRANKFURT AM MAIN, 5 October 2006 — Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today announces the launch of ‘Phase 3’ of its management agenda. Dr. Josef Ackermann, Chairman of the Management Board, presents this new phase at an Investor Conference in London.
     This follows successful completion of Phases 1 and 2 of Deutsche Bank’s management agenda, which was launched in 2002. Phase 1, which involved refocusing the business, was completed in 2003. Phase 2, which focused on growth and achieving 25% pre-tax return on average active equity, was completed in 2005.
     Phase 3 contemplates pre-tax profit of EUR 8.4 billion in 2008, while reaffirming the Group’s stated financial targets of 25% pre-tax return on equity and double-digit earnings per share growth over-the-cycle.
     “We will aim to accelerate profitable growth by expanding our ‘stable’ businesses in Private Clients and Asset Management and Global Transaction Banking, whilst at the same time building on our competitive edge in Corporate and Investment Banking,” Ackermann said. “Our recent acquisitions – Berliner Bank, Norisbank, MortgageIT, UFG and Bender Securities – prove our determination to expand our franchise. We will invest further, both in incremental acquisitions and in organic growth, while maintaining our cost, risk, capital and regulatory discipline.” Ackermann also underlined Deutsche Bank’s commitment to an attractive dividend policy.